Meredith CORPORATION

Bear Stearns 17th Annual Media, Entertainment and Information Conference

March 9, 2004

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties.   These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Actual results may differ materially from those currently anticipated.

Factors that could adversely affect future results include but are not limited to: downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order, and/or television viewing patterns; unanticipated increases in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in legislation and government regulations affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement.

Meredith Overview

46
ATLANTA'S
NEWSCHANNEL


Better Homes and Gardens.
Carefree Kitchens
SPACE-STRETCHING COLOR
FRESH ACCENTS WELCOME SPRING
Relaxing FLORAL FRAGRANCES


LADIES' Home Journal
Sexy, Smooth Skin: Page 88
How Much Stress Is Too Much? How to tell
Tired All The Time? How to Get More Energy
The Ultimate "Love Your Hair!" Guide
How to Give And Receive Comfort
Eat Yourself Healthy! 5 Heart-Friendly Dinners
Nia Vardalos
Princess Diana: The Murder Mystery & the Princes' Pain
The Magazine of CAN THIS MARRIAGE BE SAVED?

CBS
5
KPHO
PHOENIX / DT-17


more
BEAUTY SECRETS
STYLE SMARTS
SELA WARD
THE SECRET LIVES OF MEN


A Year of Trading Spaces
Paige by Paige
Trading Spaces


America's #1 Cookbook Since 1930
Better Homes and Gardens.
New COOK BOOK

3
wfsb.com
Hartford • New Haven • Springfield


Jeep Freedom
fall 2002
Harrowing Hikes
Can YOUR Marriage Survive THIS Hike?
MUSH! A Northwoods Adventure
Jeep in the Movies


bhg.com

EPS Performance



$2.00
$1.50
$1.00
$0.50
$-
$0.55
$0.78
$0.97
$1.31
$1.65
$1.87
$2.01
$1.74
$1.38
$1.80
$2.09 (E)
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04*

Earnings from continuing operations adjusted for special items and SFAS No. 142.
*First Call Consensus estimate
Adjusted for stock splits

Publishing

PIB Advertising Pages

MDP vs. Industry Average
Percentage Point Variance



35
30
25
20
15
10
5
0
5
6
23
19
4
22
2
13
30
13
10
25
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
CY01
CY02
CY03

CY 2003 excludes American Baby Group

Broadcasting

TVB Spot Advertising

MDP vs. Industry Average
Percentage Point Variance


10
5
0
-5
5.4
4.1
5.5
2.7
-3.6
0.4
4.9
8.2
6.2
2.9
3.9
-1.3
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
CY01
CY02
CY03

TVB Total Spot Revenue as of 1/28/04

Meredith Strategies

- Expand Publishing's powerful base
- Continue Broadcasting's turnaround
- Strengthen our excellent financial position

Long-term Financial Targets

Annual EPS Growth

- Low double digits in non-political years
- Mid-to-high teens in political years

Segment Margins

- 20% operating profit in Publishing
- 40% EBITDA in Broadcasting

Publishing


Better Homes and Gardens
Live, work & play AT HOME
SMALL GARDEN Lush look
COME FOR lunch! FUN, FRESH RECIPES
Pretty as Springtime
10 IDEAS MAKE YOUR HOME SING


LADIES' Home Journal
Win a Makeover! Page 80
Katey Sagal, Ellen DeGeneres, and Megan Mullally
Same Family, Less Stress: Solutions Inside!
Funny Ladies We Love
A Celebration of Women in Comedy
Find and Free Your True Self
Get Closer to Your Teen: Here's How
Need Passion? Lovelife Rx for Marrieds
Snack Attack Can You Spot the Sneaky Fat?


Midwest Living
101 REASONS WE LOVE THE MIDWEST
Spring flings FAMILY FESTIVALS, SCENIC DRIVES AND MORE
Kitchens PICK YOUR STYLE
Antiques OUTDOOR FLEA MARKETS
Brunches NEW IDEAS FOR OLD FAVORITES
THE BEAUTY OF Japanese Irises


american baby
FEBRUARY 2004
AMERICANBABY.COM
SWEET DREAMS Everything Baby Needs for a Good Night's Sleep
Simply Mom 8 Pages of Beauty Shortcuts Just for You
Why Baby Is Getting All Those Shots
THE BIG SEARCH How to Find the Right Preschool
Mom-Tested Tips for Getting the Medicine Down


Better Homes and Gardens
SPECIAL INTEREST PUBLICATIONS
Garden Shed
17 Garden-Inspired Ideas for the Holidays
TAKE $5 OFF
Flea-Market Gardening
Bulbs from the Past You Can Plant Now
Light Up the Night with a White Garden


Better Homes and Gardens
bhg.com
FOOD
GARDEN
HOUSE & HOME
HOLIDAYS
CRAFTS
HEALTH
FAMILY
STORE
Slide Shows
Sponsor Ideas
Tools and Guides
This Week's Features
Customer Service
Our Sister Sites
12 issues FREE


America's #1 Cookbook Since 1930
Better Homes and Gardens
New COOK BOOK


Sail & $ave
Carnival
Currents
Fall 2003
exclusively for Carnival guests
Sunsational Beach Escapes
CHILL OUT!
95 Ways to Explore Alaska
Book Today!
Before our special Past Guest cruises sell out
WIN a Caribbean Cruise
Enter Now

Publishing Growth Strategies

- Grow and expand magazine portfolio
- Extend and develop brands
- Enhance product sales
- Capture potential in Hispanic market
- Expand non-magazine operations

Magazine Advertising
First Six Months FY 2004 Performance

	Ad Pages 6 Mos.		
	FY 2004	FY 2003	Change
BHG	994	902	10%
LHJ	653	567	15%
*Country Home**	448	334	34%
Traditional Home	475	349	36%
MORE	284	236	20%
Midwest Living	299	235	27%

* ***Country Home*** **published one additional issue in Fiscal 2004.**

Magazine Market Share

	6 Mos. FY 2004	6 Mos. FY 2003
Total Meredith	6.7%	5.7%
BHG	31.7%	31.3%
LHJ	12.6%	11.6%
Country Home	23.6%	16.6%
Traditional Home	19.4%	14.3%

Source: PIB revenues
Meredith is compared to all publishers. BHG and LHJ are compared to women's service field.
Country Home is compared to *Country Living, Home, House Beautiful,* and *Martha Stewart Living*.
Traditional Home is compared to *Architectural Digest, House & Garden, House Beautiful, Metropolitan Home,* and *Elle Decor.*

Magazine Circulation

Magazine	2004 Rate Base*	Subscription	Newsstand
BHG	7,600	96%	4%
LHJ	4,100	91%	9%
Country Home	1,250	87%	13%
Traditional Home	950	80%	20%
MORE	950	86%	14%
Midwest Living	900	92%	8%

* In thousands

Rate Base Growth

Mid-size Magazines

Magazine	2004	2003	2002	2001	Change
Country Home	1,250	1,200	1,100	1,000	250
Traditional Home	950	925	825	800	150
MORE	950	850	700	600	350
Midwest Living	900	850	815	815	85
Total	4,050	3,825	3,440	3,215	835

In thousands

Portfolio Expansion

- Expand audience to younger readers
- Enhance ad revenue
- Feed core titles
- Attract talent
- Areas of interest
  - Health
  - Parenting
  - Fitness


american baby
GET UP AND GO
When Will Baby Take Those First Steps?
The 15 Biggest Safety Mistakes Parents Make
Toys of The Year
The Secrets to Raising a Confident Kid
No More Ear Infections


AMERICAN BABY'S
Espera
CONOZCAN SUS DERECHOS DE MATERNIDAD
LO ESENCIAL PARA EL AJUAR DE SU BEBÉ
¿QUÉ HACER PARA VOLVER A SU PESO?
ESCUCHE AL BEBÉ QUE VA A NACER

Brand Extension

Brand	Internet	Books	Brand Licensing/ Product Sales	Events	Special Pubs.	Add'l Sub. Titles	Corner-stones
BHG	X	X	X	X	X	X	X
ABG	X		X	X	X	X	X
LHJ	X						X
MORE	X			X			

Hispanic Market

- Hispanic households
  - – Grow 37% from 2000 to 2010
  - – Represent 40% of total U.S. household growth
  - – Represent 13% of total U.S. households in 2010
- Meredith
  - – Core competencies are relevant
  - – ABG and book publishing are entry
  - – 30% of Home Interiors' sales force is Hispanic
  - – Hired Director of Hispanic Ventures

Integrated Marketing

- FY2002–weak economy, 9-11
- FY2003–strongest year of new business development
- 2HFY 2004 and beyond
  - Retain existing relationships
  - Pursue new accounts


Carnival
Sail & Save
Currents
exclusively for Carnival guests
Sunsational
Beach Escapes
CHILL OUT!
95 Ways to Explore Alaska
Book Today!
Before our special Past Guest cruises sell out
WIN a Caribbean Cruise
Enter Now


TUNE IN THE NEW YEAR! — TURN THE PAGE AND LEARN...
DIRECTV
goes to school
JANUARY 2004
SMALL WORLD
Spanning the globe with Monty Python's cross-culture vulture, Michael Palin
Oprah Winfrey, JFK, even Mickey Mouse — why POP ICONS count
More colorful stories from PBS's great READING RAINBOW
Plus global warming, young naturalists and more!


at home
with CENTURY 21
WALLS That WOW
Easy layered looks
10 HOT REAL ESTATE TRENDS
Century 21


Get Ahead.
Plan Ahead
Principal Financial Group
Field of Dreams
How you can win the retirement game

Books


Better Homes and Gardens.
Includes 120 Meal Plans
EASY EVERYDAY
LOW
Carb
COOKBOOK
200 Recipes plus Daily Meal Plans with Carbohydrate Counts of 45, 60, 80, and 100 Grams


America's #1 Cookbook Since 1930
Better Homes and Gardens
New
COOK BOOK


HGTV
BEFORE & AFTER
DECORATING
SMART IDEAS TO TRANSFORM EVERY ROOM OF YOUR HOME


HGTV
Landscape Makeovers
50 PROJECTS for a PICTURE-PERFECT YARD


INSIDE
MONSTER GARAGE
THE BUILDS THE SKILLS THE THRILLS
WITH Pull-Out POSTER


LANDSCAPE CONSTRUCTION
1-2-3
EXPERT ADVICE FROM THE HOME DEPOT

- Develop Meredith content
- License brands
  - The Home Depot
  - Trading Spaces
  - HGTV
  - The Food Network
- Publish books based on
  - Personalities (Paige Davis)
  - New content

Broadcasting Group



Portland
UPN
Bend
AZTECA LAS VEGAS
Las Vegas
Phoenix
Kansas City
Flint-Saginaw
Springfield
Hartford
Nashville
Atlanta
Greenville, SC

Broadcasting
EBITDA Margin



30%
15%
0%
21.4%
27.6%
28.4%
CY 01
CY 02
CY 03

Growth Strategies

- Strengthen news
- Sell aggressively
- Create additional sources
- Reduce programming costs

February Sweeps
Sign-on to sign-off Share

Station	Feb. 2004	Feb. 2002
WCGL-Atlanta	7	6
KPHO-Phoenix	8	6
KPTV-Portland	9	6
WFSB-Hartford	14	13
KCTV-K.C.	12	11

Households–Final

February Sweeps

Late News Share

Station	Feb. 2004	Feb. 2002
WCGL-Atlanta	8	6
KPHO-Phoenix	10	7
KPTV-Portland	11	7
WFSB-Hartford	17	13
KCTV-K.C.	16	11
KVVU-Las Vegas	9	7

Households–Final

Revenue Growth
Same-station Non-political


$80
$60
$40
$20
$-
+13%
+4%
+7%
+7%
+14%
+10%
FY02 Q1
FY03 Q1
FY02 Q2
FY03 Q2
FY02 Q3
FY03 Q3
FY02 Q4
FY03 Q4
FY03 Q1
FY04 Q1
FY03 Q2
FY04 Q2

Cornerstone Programs
Additional Revenue Source



$15
$10
$5
$-
$3.4
$4.8
$10.6
$12.8
FY 01
FY 02
FY 03
FY 04*

In millions
*FY 2004 is annualized 1H FY 2004.

Reduce Programming Costs

Film Amortization


$50
$40
$30
$20
$10
$-
$44.1
$40.1
$37.3
$31.0(E)
FY 01
FY 02
FY 03
FY 04*

In millions

*FY 2004 is an estimate.

Continue the Momentum

- Realize upside in largest markets
- Leverage mid-size markets
- Explore duopolies and clusters
- Improve network diversity
- Expand reach
- Maintain geographic diversity

Strong Cash Flow

Calendar 2000-2003

Share repurchases	$160
Capital expenditures	140
Publishing acquisition	120
Dividends	70
Debt reduction	200
Total	**$690**

In millions

Total Debt


$585
$330
$600
$500
$400
$300
$200
$100
$-
Mar. 31, 1999
Dec. 31, 2003

In millions

Dividend Payments



$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$-
$0.16
$0.18
$0.20
$0.22
$0.26
$0.28
$0.30
$0.32
$0.34
$0.36
$0.38
$0.48*
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004*
Calendar Year

* Current rate
Adjusted for stock splits

Outlook

- Q3-04
  - Magazine ad revenues + low-to-mid single digits
  - Broadcast pacings + mid-teens
  - EPS estimate $0.62* is achievable
- FY-04—$2.09* is achievable

* First Call consensus

Meredith Strategies

- Expand Publishing’s powerful base
- Continue Broadcasting’s turnaround
- Strengthen our excellent financial position